SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                 SCHEDULE 13D


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                             (Amendment No. 1) (1)


                   	Pallet Management Systems Inc.
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                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)


                                    696435304
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                                 (CUSIP Number)


                                 Michael Karp
                           c/o M.L. Stern & Co., LLC
                              8350 Wilshire Blvd.
                             Beverly Hills, CA 90211
                                 (858) 259-3400
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                  June 25, 2007
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.




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(1)  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.    696435304
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Michael Karp

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) [ ]
                                                              (b) [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                 [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     250,000

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     250,000

10.  SHARED DISPOSITIVE POWER

     0


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     250,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.25%

14.  TYPE OF REPORTING PERSON*

     IN



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.   696435304
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Item 1.  Security and Issuer.

     The name of the issuer is Pallet Management Systems Inc, a Florida corporation (the "Issuer"). The address of the Issuer's offices is 2855 University Drive, Suite 510, Coral Springs, Florida 33065,
United States of America. This Amendment No. 1 to Schedule 13D
(the "Amendment") relates to the Issuer's Common Stock, par value $0.001 per share (the "Shares").

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Item 2.  Identity and Background.

     (a) Michael Karp

     (b) The principal business address for Michael Karp is c/o M.L. Stern & Co., LLC, 8350 Wilshire Blvd., Beverly Hills, CA 90211, United
States of America.

     (c) Mr. Karp is a Senior Vice President at M.L. Stern & Co., LLC, 8350 Wilshire Blvd., Beverly Hills, CA 90211, United States of America.

     (d) Michael Karp has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Michael Karp has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment,decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

     (f) Michael Karp is a citizen of the United States of America.

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Item 3.  Source and Amount of Funds or Other Consideration.

     As of the date hereof, Mr. Karp used personal funds to purchase the shares.

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Item 4.  Purpose of Transaction.

     The shares were accumulated using personal funds over a period of one week solely for purposes of investment by the Reporting Person.

THE REPORTING  PERSON HAS NO PLANS OR PROPOSALS THAT RELATE TO OR WOULD RESULT
IN:

         (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the issuer;

         (f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

         (g)      Changes  in  the  issuer's  charter,   bylaws  or  instruments
                  corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

         (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j)      Any action similar to any of those enumerated above.


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Item 5.  Interest in Securities of the Issuer.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)      Amount beneficially owned by Michael Karp: 250,000 shares.

	(b)      Number of shares as to which Michael Karp has:

         	(i)      Sole power to vote or to direct the vote            250,000

         	(ii)     Shared power to vote or to direct the vote         	   0

         	(iii)    Sole power to dispose or to direct the
                  	 disposition of                                      250,000

         	(iv)     Shared power to dispose or to direct the
                  	 disposition of                                   	   0


         (c) Transactions effected during the past sixty days: Mr. Karp acquired 60,000 shares on June 15, 2007 at $0.105 per share, 7,300 shares on June 15, 2007 at $0.11 per share, 5,000 shares on June 18, 2007 at $0.15 per share, 20,266 shares on June 18, 2007 at $0.17 per
	 share, 5,000 shares on June 18, 2007 at $0.18 per share, 5,000 shares on June 18, 2007 at $0.19 per share, 30,000 shares on June 18, 2007 at $0.20 per share, 35,000 shares on June 19, 2007 at $0.25 per share, 2,434 shares on June 19, 2007 at $0.26 per share, 5,000 shares on June 20, 2007 at $0.22 per share, 46,150 shares on June 20, 2007 at $0.25 per share, 28,850 shares on June 21, 2007 at $0.26 per share.



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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     There are no contracts, arrangements,understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into.

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Item 7. Material to be Filed as Exhibits.

     None.

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


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


July 10, 2007
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(Date)

                                            /s/ Michael Karp
                                            -----------------------
                                            Michael Karp




* The Reporting Persons disclaim beneficial ownership of the securities reported herein except to the extent of their pecuniary interest therein.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).